As filed with the Securities and Exchange Commission on October 13, 2010

File No. 333-167838

File No. 811-21680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

☐    Pre-Effective Amendment No.

☒    Post-Effective Amendment No. 1

DCA Total Return Fund

(Exact Name of Registrant as Specified in Charter)

518 17th Street, Suite 1200,

Denver, CO 80202

(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (303) 228-2200

Jeffrey W. Taylor

President

518 17th Street, Suite 1200

Denver, CO 80202

(Name and Address of Agent for Service)

Copies to:

Peter H. Schwartz, Esquire

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, CO 80202

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C of DCA Total Return Fund, is being filed to add Exhibit 12 to Part C of the Registration Statement previously filed with the Securities and Exchange Commission on June 28, 2010, and amended by Pre-Effective Amendment No. 1 on July 30, 2010. No information contained in Parts A and B of the Registration Statement, which are incorporated herein by reference in their entirety, is amended, deleted or suspended.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART C. OTHER INFORMATION

Item 15.	Indemnification.

Article IV of the Registrant’s Amended and Restated Declaration of Trust provides that the Registrant shall indemnify its present and past trustees and officers to the maximum extent permitted by applicable law (including the laws of the State of Delaware and the 1940 Act), including advancing of expenses incurred in connection therewith. Indemnification shall not be provided to any trustee or officer against any liability to any person or any expense of such trustee or officer arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (collectively, “disabling conduct”). In addition, Article IV provides that the Registrant has the power and authority to indemnify employees, agents and other persons providing services to the Registrant or serving in any capacity at the request of the Registrant to the full extent corporations organized under the Delaware General Corporation Law may indemnify such persons, provided that such indemnification has been approved by a majority of the trustees.

Insofar as indemnification for certain liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to trustees, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue, if any. The Registrant will also maintain trustees and officers insurance.

Article 17 of the Custodian Agreement dated March 23, 2009 between the Registrant and Union Bank, N.A. provides that the Registrant agrees to indemnify, and hold the custodian, its officers, directors, employees and agents harmless from and against any and all losses, liabilities, damages, claims, and expenses, any reasonable attorney’s fees and taxes (other than those based on the custodian’s net income) arising out of or in connection with the Custodian Agreement, or out of any actions of the Registrant or its agents which do not arise out of the custodian’s negligence, willful misconduct, violation of applicable law, or the custodian’s material breach of a representation or warranty made by it under this Agreement.

Section 4(c) of the Co-Administrative, Tax, Bookkeeping and Pricing Agreement dated April 1, 2009 between the Registrant and ALPS Fund Services, Inc. provides that except as may otherwise be provided by applicable law, neither ALPS nor its shareholders, officers, directors, employees or agents shall be subject to, and the Registrant shall severally indemnify and hold such persons harmless from and against, any liability for and any damages, expenses or losses incurred by reason of the inaccuracy of factual information furnished to ALPS by the Registrant.

Section 6(a) of the Amended and Restated Co-Administration Agreement dated May 19, 2009 between Registrant and Dividend Capital Investments, LLC provides that the Registrant shall indemnify the administrator and hold it harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the administrator in or by reason of any claim, demand, action, suit, investigation or other proceeding (including an action or suit by or in the right of the Registrant or its security holders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by the administrator in connection with the performance of any of its duties or obligations under the agreement, provided that no indemnification shall be available for acts or omissions attributable to willful misconduct, bad faith or gross negligence by the administrator in the performance of its obligations or duties or by reason of its reckless disregard of the obligations and duties under the agreement, and provided further, that the administrator shall be entitled to indemnification under the agreement only to the extent consistent with the 1940 Act. For purposes of this indemnification, the administrator shall include its officers and employees and persons to whom duties or obligations are delegated by the administrator under the agreement.

Article VII, Section 7 of the Transfer Agency Agreement dated February 17, 2005 between Registrant (f/k/a Dividend Capital Realty Income Allocation Fund) and The Bank of New York (n/k/a BNY Mellon Shareowner Services) provides that the Registrant shall indemnify and hold harmless the bank from and against any and all claims (whether with or without basis in fact or law), costs, demands, expenses and liabilities, including reasonable attorney’s fees, which the bank may sustain or incur or which may be asserted against the bank except for any liability which the bank has assumed pursuant to the immediately preceding section. The bank shall be deemed not to have acted with negligence and not to have engaged in willful misconduct by reason of or as a result of any action taken or omitted to be taken by the bank without its own negligence or willful misconduct in reliance upon (i) any provision of the agreement, (ii) any instrument, order or share certificate reasonably believed by it to be genuine and to be signed, countersigned or executed by any duly authorized officer of the Registrant, (iii) any certificate or other instructions of an officer, (iv) any opinion of legal counsel for the Registrant or the bank, or (v) any law, act, regulation or any interpretation of the same effective at the time of such reliance. Nothing contained in Section 7 shall limit or in any way impair the right of the bank to indemnification under any other provision of the agreement. In addition, Section 8 provides that, specifically, but not by way of limitation, the Registrant shall indemnify and hold harmless the bank from and against any and all claims (whether with or without basis in fact or law), costs, demands, expenses and liabilities, including reasonable attorney’s fees, of any and every nature which the bank may sustain or incur or which may be asserted against the bank in connection with the genuineness of a share certificate, the bank’s due authorization by the Registrant to issue shares and the form and amount of authorized shares.

Item 16.	Exhibits.

(1)	(a)	Certificate of Trust - Incorporated by reference to Exhibit (1)(a) of the Registrant’s Registration Statement (File Nos. 333-120988 and 811-21680), filed on December 3, 2004.

	(b)	First Amendment to Certificate of Trust - Incorporated by reference to Exhibit (1)(b) of Pre-Effective Amendment No. 2 of the Registrant’s Registration Statement (File Nos. 333-120988 and 811-21680), filed on February 23, 2005.

	(c)	Amended and Restated Declaration of Trust of Registrant dated March 16, 2009 - Incorporated by reference to Exhibit (1)(c) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

(2)		Amended and Restated Bylaws of Registrant dated March 19, 2010 - Incorporated by reference to Exhibit (2) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

(3)		Not Applicable.

(4)		Form of Agreement and Plan of Reorganization by DCA Total Return Fund, DCW Total Return Fund, and Dividend Capital Investments, LLC - Incorporated by reference to Exhibit (4) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

(5)		Provisions of instruments defining rights of security holders are contained in Articles III, V, and VI of the Trust Instrument of Registrant (incorporated herein by reference to Exhibit (1)(c) of this filing).

(6)	(a)	Investment Advisory Agreement dated May 30, 2006 between Registrant (f/k/a Dividend Capital Realty Income Allocation Fund) and Dividend Capital Investments, LLC - Incorporated by reference to Exhibit (6)(a) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

	(b)	Subadvisory Agreement dated as of March 16, 2009 by and between Registrant (f/k/a Dividend Capital Realty Income Allocation Fund), Dividend Capital Global Realty Exposure Fund, Dividend Capital Investments, LLC, and Calamos Advisors LLC - Incorporated by reference to Exhibit (6)(b) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

(7)		None.

(8)		None.

(9)		Custodian Agreement dated March 23, 2009 between Registrant and Union Bank, N.A. - Incorporated by reference to Exhibit (9) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

(10)		None.

(11)		Opinion of Davis Graham & Stubbs LLP, counsel to Registrant, incorporated by reference to Exhibit (11) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on July 30, 2010.

(12)		Tax Opinion of Davis Graham & Stubbs LLP, counsel to Registrant, filed herewith.

(13)	(a)	Co-Administrative, Tax, Bookkeeping and Pricing Agreement dated April 1, 2009 between Registrant and ALPS Fund Services, Inc. - Incorporated by reference to Exhibit (13)(a) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

	(b)	Amended and Restated Co-Administration Agreement dated May 19, 2009 between Registrant and Dividend Capital Investments, LLC - Incorporated by reference to Exhibit (13)(b) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

	(c)	Transfer Agency Agreement dated February 17, 2005 between Registrant (f/k/a Dividend Capital Realty Income Allocation Fund) and The Bank of New York (n/k/a BNY Mellon Shareowner Services) - Incorporated by reference to Exhibit (k)(2) of Pre-Effective Amendment No. 2 of the Registrant’s Registration Statement (File Nos. 333-120988 and 811-21680), filed on February 23, 2005.

(14)	(a)	Consent of Independent Registered Public Accounting Firm, incorporated by reference to Exhibit (14)(a) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on July 30, 2010.

	(b)	Consent of Independent Registered Public Accounting Firm, incorporated by reference to Exhibit (14)(b) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on July 30, 2010.

(15)		None.

(16)		Powers of Attorney dated June 28, 2010 - Incorporated by reference to Exhibit (16) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

(17)	(a)	Form of DCA Proxy Card - Incorporated by reference to Exhibit (17)(a) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

	(b)	Form of DCW Proxy Card - Incorporated by reference to Exhibit (17)(b) of the Registrant’s Form N-14 Registration Statement (File Nos. 333-167838 and 811-21680), filed on June 28, 2010.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to file in a post-effective amendment to this registrant statement a final tax opinion upon the closing of the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, and State of Colorado, on October 13, 2010.

DCA TOTAL RETURN FUND
(Registrant)

By:	/s/ JEFFREY W. TAYLOR
Jeffrey W. Taylor
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID W. AGOSTINE David W. Agostine*	Trustee	October 13, 2010

/S/ THOMAS H. MACK Thomas H. Mack*	Trustee	October 13, 2010

/S/ JOHN MEZGER John Mezger*	Trustee	October 13, 2010

/S/ J. GIBSON WATSON, III J. Gibson Watson, III*	Trustee	October 13, 2010

/S/ JONATHAN F. ZESCHIN Jonathan F. Zeschin*	Trustee	October 13, 2010

/S/ JEFFREY W. TAYLOR Jeffrey Taylor	President	October 13, 2010

/S/ FRANCIS P. GAFFNEY Francis P. Gaffney*	Treasurer	October 13, 2010

*	Signature affixed by Jeffrey W. Taylor pursuant to a power of attorney dated June 28, 2010.

Exhibit List

Exhibits.	Description

(12)	Tax Opinion of Davis Graham & Stubbs LLP, counsel to Registrant.